

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 20, 2011

Via Facsimile
Amy Seidel, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

> **Re: Regis Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amendment No. 1 to Preliminary Proxy Statement**
> **Filed September 14, 2011**
> **File No. 1-12725**

Dear Ms. Seidel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Solicitation of Proxies, page 1

1. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide the information required by Item 4(b)(4) of Schedule 14A.

2. It appears that you intend to solicit proxies by mail, telephone, facsimile, email or other electronic means or other methods of communication. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet

that will be used to solicit proxies. See our comments below.

3.   Please be advised that <u>all</u> written soliciting materials, including any e-mails, scripts, or written public statements to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

<u>Vote Required, page 4</u>

5.   You indicate that brokers will have discretionary authority to vote the shareholder's shares of common stock for proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure accordingly.

<u>Election of Directors, page 5</u>

6.   Please provide support for the assertion that during Mr. Finkelstein's tenure, Regis has "solidified its status as the hair care industry's global leader…"

7.   You disclose that "[d]uring Ms. Hoyt's tenure at Staples, Staples experienced significant international growth, both organically and through acquisition…" Your disclosure implies a link between Ms. Hoyt's tenure and actions while at Staples and the company's success during that period. The basis for this assertion is not apparent. Please revise to provide support for the implied assertion or advise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions